Exhibit 99.1

PRESS RELEASE

SOURCE: Acasti Pharma Inc.

Jan D'Alvise Appointed President & CEO of Acasti Pharma
Seasoned Executive in Drug Development

Laval, Québec, CANADA – May 12, 2016 – Acasti Pharma Inc. ("Acasti" or the "Corporation") (NASDAQ:ACST – TSX-V:APO), an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia, has appointed Ms. Jan D'Alvise as President and Chief Executive Officer effective June 1, 2016.

Acasti's new Board of Directors will be elected at the next annual general meeting of shareholders scheduled for July 12, 2016. Ms. D'Alvise has been nominated to join the Board.

Ms. D'Alvise is an accomplished executive with experience in large, public multi-national companies, as well as in private start-ups in the life sciences industry.  Her exceptional track-record includes leadership roles across the enterprise life-cycle, from start-up to commercialization and growth. Ms. D'Alvise has established strategic partnerships of substantial value and secured significant financing through institutional investors.
"We are delighted to introduce someone of Jan D'Alvise's experience and caliber. We believe she will provide strong leadership to Acasti as we exploit the full potential of CaPre, our first product for hypertriglyceridemia,'' said Dr. Roderick Carter, Acasti's Chairman. "This is a big step forward in Acasti's plans to succeed as an emerging pharma company. Insightful and determined leadership is key. We have valued the interim strategic guidance of Neptune's Chairman Pierre Fitzgibbon as an Acasti Director. Mr. Fitzgibbon will not stand for re-election at the upcoming AGM, but his experience has been invaluable during this transition. Together, we will nominate a strong slate of directors to support Jan in her new role."
 "I believe in the enormous potential of our technology to improve therapies for millions of patients around the world suffering from hypertriglyceridemia," said Ms. D'Alvise. "I am impressed with the passion and dedication of our employees, and am honored to have been chosen by the Board to lead the Acasti team. I am deeply committed to building long-term value for patients, clinicians, and our shareholders."
Subject to the TSX Venture Exchange (TSXV) and shareholder approval at the Corporation's next annual and special meeting, the Board of Directors amended the existing stock option plan in order to raise the current limit of shares reserved for issuance under the plan and approved the grant of options to Ms. D'Alvise to purchase 525,000 common shares of the Corporation at a strike price per option equal to $1.56 CAN.  Subject to the terms and conditions of the Corporation's stock option plan, vesting of the award will occur on an equal quarterly basis over a three (3) year term and expire after seven (7) years.
About Jan D'Alvise
Ms. D'Alvise has extensive experience in diagnostics, medical devices, pharmaceuticals and drug discovery research tools. Until recently, Ms. D'Alvise was the President and Chairman of Pediatric Bioscience. Before that, she was the CEO of Gish Biomedical, a cardiopulmonary medical device company. Prior to Gish, Ms. D'Alvise was the CEO of the Sidney Kimmel Cancer Center (SKCC), a drug discovery research institute.  From 1995, she was also the Co-Founder and Executive VP/COO of Metrika Inc., and in 1999 was the Co-Founder/President/CEO/ Chairman of NuGEN, Inc.  Ms. D'Alvise built both companies from technology concept through to successful regulatory approvals, product introduction and sustainable revenue growth.
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Prior to 1995, Ms. D'Alvise was a VP of Drug Development at Syntex/Roche and Business Unit Director of their Pain and Inflammation business, and also VP of Commercial Operations at SYVA, (Syntex's clinical diagnostics division), and began her career with Diagnostic Products Corporation (DPC).
Ms. D'Alvise has a B.S. in Biochemistry from Michigan Technological University. She has completed post-graduate work at the University of Michigan, Stanford University, and the Wharton Business Schools. Jan has served on the board of numerous private companies and non-profits, and is an Entrepreneur-in-Residence for the von Liebig Institute for Entrepreneurship at the University of California, San Diego.
About Acasti Pharma Inc.
Acasti is an emerging biopharmaceutical company focused on the research and development of a prescription drug candidate, CaPre®, for the treatment of severe hypertriglyceridemia, a condition characterized by abnormally high levels of triglycerides in the bloodstream. CaPre® is a krill oil-derived mixture of polyunsaturated fatty acids (PUFAs), primarily composed of omega-3 fatty acids, principally eicosapentaenoic acid (EPA) and docosahexaenoic acid (DHA) present as a combination of phospholipid esters and free fatty acids. Krill is a major source of phospholipids and omega-3 fatty acids well known to be beneficial for human health.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Acasti's latest Annual Information Form, which also forms part of Acasti's latest annual report on Form 20-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Acasti's website at acastipharma.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Acasti Contact:
Mario Paradis Chief Financial Officer +1.450.687.2262 m.paradis@acastipharma.com
acastipharma.com

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